Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated February 5, 2014

Deutsche Bank announced on February 9, 2012 the suspension of any further issuance of the PowerShares DB Agriculture Double Short Exchange Traded Note,
PowerShares DB Agriculture Short Exchange Traded Note and PowerShares DB
Agriculture Long Exchange Traded Note. Further issuance of PowerShares DB
Agriculture Double Long Exchange Traded Note was suspended on February 14,
2011. The DB PowerShares Agriculture ETNs will continue to be listed and traded on NYSE Arca. Separately, Deutsche Bank announced that, effective after the close of trading on February 16, 2012, there would be a change in the underlying index to the PowerShares DB Agriculture ETNs. Please see the press release filed by Deutsche Bank with the SEC on February 9, 2012 for additional information.

The PowerShares DB Agriculture Double Long Exchange Traded Note (Symbol: DAG),
PowerShares DB Agriculture Long Exchange Traded Note (Symbol: AGF), PowerShares
DB Agriculture Short Exchange Traded Note (Symbol: ADZ) and PowerShares DB
Agriculture Double Short Exchange Traded Note (Symbol: AGA) (collectively, the
"PowerShares DB Agriculture ETNs") provide investors with a way to take a short or leveraged view on the performance of the agriculture sector.

All of the PowerShares DB Agriculture ETNs are based on a total return version of the Deutsche Bank Liquid Commodity Index -- Optimum Yield Agriculture[],
which is intended to track the long or short performance of the underlying futures contracts relating to corn, wheat, soybeans and sugar.

Investors can buy and sell PowerShares DB Agriculture ETNs at market price on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early repurchase based on the month-over-month performance of the index less investor fees. Investors may offer PowerShares DB Agriculture ETNs in blocks of no less than 200,000 securities and integral multiples of 50,000 securities thereafter for purchase, subject to the procedures described in the pricing supplement which include a fee of up to $0.03 per security.

   Fact Sheet Prospectus                           Download Historical Repurchase Value
----------------------------------- ----------- ----------- -----------------------------
Financial Details
                                    DAG         AGF         ADZ           AGA
Last Update                         2/4/2014    2/4/2014    2/4/2014      2/4/2014
                                    3:59 PM EST 2:27 PM EST 12:00 AM EST  12:00 AM EST
Price                               7.13        11.88       22.68         14.42
Indicative Intra-day Value          7.13        15.74       26.56         20.38
Last End of Day Repurchase Value(1) 6.8965      15.4709     27.0298       21.1246
Last Date for End of Day Value      2/3/2014    2/3/2014    2/3/2014      2/3/2014
                                    ----------- ----------- ------------- ---------------
PowerShares DB Agriculture ETN and    ETN and Index History(%)
Index Data                                                                      ETN
                       As of 12/31/2013          1 Year 3 Year 5 Year 10 Year Inception

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Ticker Symbols
Agriculture Double
Long               DAG
Agriculture Long   AGF
Agriculture Short  ADZ
Agriculture Double
Short              AGA

Intraday Indicative Value Symbols
Agriculture Double
                               DAGIV Long Agriculture Long AGFIV Agriculture
Short ADZIV Agriculture Double AGAIV Short

CUSIP Symbols
Agriculture Double   25154H558
Long
Agriculture Long     25154H533
Agriculture Short    25154H541
Agriculture Double   25154H566
Short
Details
ETN price at listing     $25.00
Inception date          4/14/08
Maturity date            4/1/38
Yearly investor fee      0.75%
Listing exchange      NYSE Arca
Index symbol         DBLCYEAG

Issuer
Deutsche Bank AG, London Branch Long-term Unsecured Obligations

Risks

Non-principal protected Leveraged losses Subject to an investor fee Limitations on repurchase Concentrated exposure Credit risk of the issuer Potential lack of liquidity

Benefits

Leveraged and short notes Relatively low cost Intraday access Listed
Transparent

ETN Repurchase Value(1)
Agriculture Double Long              -38.07 -19.67    -6.46 - -19.71
Agriculture Long                     -21.14  -8.73    -1.13 - -7.80
Agriculture Short                     23.68   3.86    -5.08 - 1.14
Agriculture Double Short              52.59   4.36   -14.10 - -3.34
ETN Market Price(2)
Agriculture Double Long              -38.36 -19.72    -6.76 - -19.49
Agriculture Long                     -37.10 -15.34    -7.03 - -11.22
Agriculture Short                     33.55   6.70    -3.06 - 2.97
Agriculture Double Short               9.55  -6.91   -19.59 - -8.45
Index History
Deutsche Bank Liquid Commodity       -20.60  -8.11    -0.48 - -7.32
Index-Optimum Yield Agriculture
Comparative Indexes(3)
SandP 500 Index                         32.39 16.18    17.94  - 8.25
Barclays U.S. Aggregate               -2.02   3.26     4.44 - 4.46
------------------------------- ----------- -------- ------ ------------
Index Weights
As of 2/3/2014
Commodity                       Contract Expiry Date        Weight (%)
Corn                                     12/12/2014               26.24
Soybeans                                 11/14/2014               25.91
Sugar #11                                 6/30/2014               24.71
Wheat                                     7/14/2014                 7.70
Wheat (Kansas Wheat)                      7/14/2014                 7.82
Wheat-Mineapolis Wht                      9/12/2014                 7.62

Source: Invesco PowerShares, Bloomberg L.P.

(1)ETN repurchase value performance figures reflect repurchase value, which would require investors to have a minimum number of shares (found in pricing supplement). Repurchase value is the current principal amount x applicable index factor x fee factor. See the prospectus for more complete information.
Investors holding less than the minimum number of shares required to effect a repurchase would have to sell their shares at prevailing market prices, which may be at a discount to the repurchase value. See "ETN Market Price" in this table. Index history is for illustrative purposes only and does not represent actual PowerShares DB Agriculture ETN performance. The inception date of the
Deutsche Bank Liquid Commodity Index -Optimum Yield Agriculture[] is July 12,
2006. ETN repurchase value is based on a combination of the monthly returns from the Deutsche Bank Liquid Commodity Index -- Optimum Yield Agriculture
Excess Return[] (the "Agriculture Index") plus the monthly returns from the DB
3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the PowerShares DB Agriculture ETNs, less the investor fee. The
T-Bill Index is intended to approximate the returns from investing in 3-month
United States Treasury bills on a rolling basis.

PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

(2)ETN market price performance is calculated using the change in the bid/ask midpoint at 4 p.m. ET expressed as a percentage change from the beginning to the end of the specified time period.

(3)The SandP 500([R]) Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays U.S. Aggregate Bond Index[] is an unmanaged index considered representative of the U.S. investment-

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grade, fixed-rate bond market. Index history does not reflect any transaction costs or expenses. Indexes are unmanaged,
and you cannot invest directly in an index.

Important Risk Considerations
The PowerShares DB Agriculture ETNs may not be
suitable for investors seeking an investment with a
term greater than the time remaining to the next
monthly reset date and should be used only by
knowledgeable investors who understand the potential
adverse consequences of seeking longer term inverse
or leveraged investment results by means of securities
that reset their exposure monthly. Investing in the
ETNs is not equivalent to a direct investment in the
index or index components because the current
principal amount (the amount you invested) is reset
each month, resulting in the compounding of monthly
returns. The principal amount is also subject to the
investor fee, which can adversely affect returns. The
amount you receive at maturity (or upon an earlier
repurchase) will be contingent upon each monthly
performance of the index during the term of the
securities. There is no guarantee that you will receive
at maturity, or upon an earlier repurchase, your initial
investment back or any return on that investment.
Significant adverse monthly performances for your
securities may not be offset by any beneficial monthly
performances.

The PowerShares DB Agriculture ETNs are senior
unsecured obligations of Deutsche Bank AG, London
Branch, and the amount due on the PowerShares DB
Agriculture ETNs is dependent on Deutsche Bank AG,
London Branch's ability to pay. The PowerShares DB
Agriculture ETNs are riskier than ordinary unsecured
debt securities and have no principal protection. Risks
of investing in the PowerShares DB Agriculture ETNs include
limited portfolio diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses. Investing in the PowerShares DB Agriculture ETNs is not equivalent to a direct investment in the index or index components. The
investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB Agriculture ETNs
even if the value of the relevant index has increased. If at any time the redemption value of the PowerShares DB
Agriculture ETNs is zero, your investment will expire
worthless. Ordinary brokerage commissions apply, and there
are tax consequences in the event of sale, redemption or
maturity of the PowerShares DB Agriculture ETNs. Sales in
the secondary market may result in losses. An investment in
the PowerShares DB Agriculture ETNs may not be suitable for
all investors.

The PowerShares DB Agriculture ETNs provide concentrated
exposure to notional positions in agriculture commodity
futures contracts. The market value of the PowerShares DB
Agriculture ETNs may be influenced by many unpredictable
factors, including, among other things, volatile agriculture prices, changes in supply and demand relationships, changes
in interest rates, and monetary and other governmental
actions. Because the ETNs provide concentrated exposure to
notional positions in futures contracts of a single commodity sector, they are speculative and generally will exhibit higher volatility than commodity products linked to more than one
commodity sector.

The PowerShares DB Agriculture Double Long ETN and
PowerShares DB Agriculture Double Short ETN are both
leveraged investments. As such, they are likely to be more
volatile than an unleveraged investment. There is also a
greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

An investment in the PowerShares DB Agriculture ETNs

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involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the
applicable pricing supplement.

Not FDIC Insured -- No Bank Guarantee -- May Lose
Value

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.
Before you invest, you should read the prospectus and other documents filed by
Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting
www.dbxus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, you
may request a prospectus by calling 800.983.0903 | 877.369.4617, or you may
request a copy from any dealer participating in this offering.

Certain marketing services may be provided for these products by Invesco
Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management
LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco
Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

PowerShares([R]) is a registered trademark of Invesco PowerShares Capital
Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

An investor should consider the securities' investment objective, risks, charges and expenses carefully before investing.

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